November 9, 2004



Mail-Stop 0408
Via facsimile and U.S. Mail
Mr. Edmund T. Leonard
Chairman and Chief Financial Officer
BV Financial, Inc.
7114 North Point Road
Baltimore, Maryland 21219

	Re:  BV Financial, Inc.
                    Amendment No. Form SB-2
	        File No. 333-119083
                    Filed October 29, 2004

Dear Mr. Leonard:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Mutual Holding Company Data - pages 4-5
1. Revise to reverse the order of presentation of the two tables so that the "fully converted" tables appear last.

After-Market Performance - pages 5-6
2. Revise the presentation of the table so that if it carries over to the next page, the captions also appear on the second page.

General
3. Please include an updated consent of the independent auditors in the pre-effective amendment.
4. Please note the updating requirements of Item 3-10(g) of Regulation S-B.

Capitalization Table - page 26
5. Please refer to our prior comment 26 and revise to disclose the date the preferred stock was authorized and the terms of the preferred stock. Also, please revise your liquidity discussion to include under what circumstances this stock may be issued and what impact that could have on your results of operations.

Our Business - page 31
Mobile Home Loans - page 34

6. Please refer to prior comment 13. The nature and accounting basis for the deposit account associated with these loans remains unclear. It appears you are recording these loans at the interest rate negotiated with Forward Financial rather than at their fair market value, as evidenced by the contract rates of the loans, and that you are paying out half the rate spread as a fee to Forward Financial and recording the other half as a deposit. If this is true, please revise to properly record the purchased loans at their fair value and to properly record the amount actually paid to Forward Financial as an acquisition cost to be accounted for under SFAS 91. Actual collection servicing you pay Forward Financial should be expensed as incurred. Otherwise, please revise to thoroughly explain these
transactions and the authoritative literature you relied on   in
determining your accounting.
7. Please tell us how you determined that recording the remaining half of the excess interest on loans purchased from Forward Financial as a deposit was the appropriate accounting treatment, to include the specific GAAP literature on which you relied. Tell us if Forward Financial is entitled to any of the fees recorded in the deposit account if the loan amortizes fully and pays as agreed.
8. Please supplementally provide us with the total amount of fees paid to Forward Financial in fiscal year 2003 and 2004, to include the half paid to Forward Financial upon purchase of the loan and the half placed in the deposit account. Supplementally tell us how much of the deferred fees recorded, as a result of this transaction, were amortized during fiscal year 2003 and 2004. Tell us how you accounted for the fees paid to Forward Financial upon purchase of the loan.

Note 12.  BV Services, Inc. - page F-21
9. Refer to our previous comment 36. Please revise to disclose the repayment terms of the note receivable and clarify why 2003 was the proper period to write off the note.

Closing Comment

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Rebekah Moore at (202) 824-5482 or Paul Cline at (202) 942-1782.
All other questions may be directed to Michael Clampitt at (202) 942-1772 or to me at (202) 942-1779.

						Sincerely,



						Barry McCarty
						Senior Counsel






BV Financial, Inc.
Page 1